                                             As Filed Pursuant to Rule 424(b)(5)
                                                  Registration File No. 33-59581

PROSPECTUS SUPPLEMENT
(To Prospectus Dated May 31, 1995)

$200,000,000
VIRGINIA ELECTRIC AND POWER COMPANY
First and Refunding Mortgage Bonds of 1997
Series A, 6 3/4%, Due February 1, 2007

Interest on the First and Refunding Mortgage Bonds of 1997, Series A, 6 3/4%, due February 1, 2007 (the 1997 Series A Bonds) is payable semiannually on February 1 and August 1 of each year, commencing August 1, 1997. The 1997 Series A Bonds are redeemable on not less than 30 days' notice at any time, at the option of the Company, in whole or in part, at the applicable Regular and Special Redemption Prices set forth herein, together with accrued interest to the date of redemption; provided, however, that prior to February 1, 2002, the 1997 Series A Bonds may not be redeemed by the Company. The initial Regular and Special Redemption Prices are 102.74% and 100.00%, respectively. The Special Redemption Prices are applicable to redemption by application of Funds in Escrow or upon the acquisition of a majority of the Common Stock of the Company by a governmental or cooperative body. See Description of the 1997 Series A Bonds herein.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

--------------------------------------------------------------------------------

          PRICE TO     UNDERWRITING PROCEEDS TO
          PUBLIC(1)    DISCOUNT(2)  THE COMPANY (1)(3)
------------------------------------------------------
Per Bond  98.736%      .246%        98.490%
------------------------------------------------------
Total     $197,472,000 $492,000     $196,980,000
------------------------------------------------------

(1) Plus accrued interest, if any, from the date of issuance.
(2) The Company has agreed to indemnify the Underwriters against certain liabilities, including certain liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(3) Before deduction of expenses payable by the Company estimated at $265,000.

The 1997 Series A Bonds are offered subject to receipt and acceptance by the Underwriters, to prior sale and to the Underwriters' right to reject any order in whole or in part and to withdraw, cancel or modify the offer without notice. It is expected that delivery of the 1997 Series A Bonds will be made at the office of J.P. Morgan Securities Inc., 60 Wall Street, New York, New York, or through the facilities of The Depository Trust Company, on or about February 25, 1997.

J.P. MORGAN & CO.

                              SALOMON BROTHERS INC

                                                         OPPENHEIMER & CO., INC.

February 20, 1997

IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE SECURITIES OFFERED HEREBY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                                ---------------

NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES DESCRIBED IN THIS PROSPECTUS SUPPLEMENT OR AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS NOR ANY SALE MADE HEREUNDER OR THEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN OR THEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE OF SUCH INFORMATION.

                                ---------------

                               TABLE OF CONTENTS

                                                                            PAGE

                             PROSPECTUS SUPPLEMENT

Use of Proceeds............................................................. S-3
Selected Financial Information.............................................. S-3
Other Selected Data......................................................... S-3
Description of the Bonds.................................................... S-4
Description of the 1997 Series A Bonds...................................... S-4
Underwriting................................................................ S-5
Legal Opinions.............................................................. S-5

                                  PROSPECTUS

Available Information.......................................................   2
Incorporation of Certain Documents by Reference.............................   2
The Company.................................................................   2
Description of the Bonds....................................................   2
Plan of Distribution........................................................   5
Use of Proceeds.............................................................   6
Ratio of Earnings to Fixed Charges..........................................   6
Experts.....................................................................   6
Legal Opinions..............................................................   6

                                USE OF PROCEEDS

The proceeds from the sale of the 1997 Series A Bonds will be added to the gen-eral funds of the Company and will be used to meet a portion of its capital re-quirements. Such requirements consist principally of operating and maintenance expenditures and refunding of outstanding securities. For a more detailed dis-cussion of the Company's capital requirements and its financing program, see Business-Capital Requirements and Financing Program and Management's Discussion and Analysis of Financial Condition and Results of Operations in the Company's most recent Annual Report on Form 10-K (incorporated by reference).

                         SELECTED FINANCIAL INFORMATION

The following summary of financial information for the years 1992-1995 was derived from, and should be read in conjunction with, the audited financial statements contained in the Company's most recent Annual Report on Form 10-K. See Incorporation of Certain Documents by Reference in the accompanying Prospectus. The summary of financial information for 1996 was derived from the Company's audited financial results for which the financial statements have not yet been released.

                                                       YEARS
                                           1996   1995   1994   1993   1992
                                         ------ ------ ------ ------ ------
Operating revenues (millions)........... $4,383 $4,350 $4,171 $4,187 $3,680
Operating income (millions).............    765    747    731    813    762
Income before cumulative effect of a
 change in accounting principle
 (millions).............................    457    433    447    509    456
Cumulative effect of a change in
 accounting
 principle (millions)...................                                 14
                                         ------ ------ ------ ------ ------ ---
Net income (millions)...................    457    433    447    509    470
                                         ====== ====== ====== ====== ======
Ratio of earnings to fixed charges......   3.17   3.00   3.19   3.36   3.02

In the ratio of earnings to fixed charges, earnings are determined by adding taxes on income and fixed charges to Net Income. Fixed charges consist of in-terest charges (without reduction for Allowance for Funds Used During Construc-tion) on long-term and short-term debt, and such portion of rentals as is rep-resentative of the interest factor. These earnings are then divided by total fixed charges.

                              OTHER SELECTED DATA

                                                    YEARS
                                      1996     1995     1994     1993     1992
                                   -------  -------  -------  -------  -------
Total assets (millions)........... $11,828  $11,828  $11,648  $11,521  $11,317
Number of electric customers
 (thousands)......................   1,960    1,933    1,899    1,866    1,835
Megawatt-hour sales (thousands)...  73,318   68,953   65,741   65,036   59,317
System energy output (percent):
  Nuclear.........................      32%      32%      34%      31%      35%
  Coal............................      38       39       36       39       41
  Oil.............................       1        1        3        3        2
  Purchased power-net.............      27       25       23       23       19
  Other...........................       2        3        4        4        3
                                   -------  -------  -------  -------  -------
   Total..........................     100%     100%     100%     100%     100%
                                   =======  =======  =======  =======  =======
Utility plant expenditures-
 including nuclear fuel
 (millions)....................... $   484  $   578  $   661  $   713  $   717

                            DESCRIPTION OF THE BONDS

As a result of the maturity and repayment of the First and Refunding Mortgage Bonds, Series U on February 1, 1997, the provisions of the Mortgage no longer require the Company to provide for the Maintenance and Improvement Fund. See Description of the Bonds--Maintenance and Improvement Fund in the Prospectus.

                     DESCRIPTION OF THE 1997 SERIES A BONDS

The 1997 Series A Bonds offered hereby will be created by the Eighty-Fifth Supplemental Indenture under the Mortgage, in the aggregate principal amount of $200,000,000. No further Bonds will be issued under said Supplemental Indenture. The following description of the 1997 Series A Bonds supplements the description of the Bonds set forth herein and in the accompanying Prospectus under the heading Description of the Bonds, to which description reference is hereby made. Terms defined in the Prospectus are used herein as therein defined.

INTEREST AND PAYMENT

The 1997 Series A Bonds will bear interest from their issue date at the rate shown on the cover, payable semi-annually on February 1 and August 1. The first interest payment date will be August 1, 1997. The 1997 Series A Bonds will mature February 1, 2007. Interest will be paid to the persons in whose names the 1997 Series A Bonds are registered at the close of business on the 15th day (whether or not a business day) of the calendar month next preceding the interest payment date, except for defaulted interest and except for unmatured accrued interest on the 1997 Series A Bonds called for redemption on a date other than an interest payment date. Principal of, premium, if any, and interest on the 1997 Series A Bonds are payable at the office or agency of the Trustee in New York City. (See Eighty-Fifth Supplemental Indenture Sections
1.01 and 1.03 and Twenty-Fifth Supplemental Indenture Section 1.03.)

REDEMPTION

The 1997 Series A Bonds are redeemable at the option of the Company, in whole or in part, at any time on or after February 1, 2002, at the Regular Redemption Prices (expressed in percentages of the principal amount) shown below. The 1997 Series A Bonds are also redeemable at the option of the Company, in whole or in part, at any time on or after February 1, 2002, at the Special Redemption Prices (expressed in percentages of the principal amount) shown below (a) by Funds in Escrow (consisting chiefly of release and insurance moneys) or (b) as a whole within 12 months after acquisitions of a majority of the Common Stock of the Company by any governmental or cooperative body. (See Eighty-Fifth Supplemental Indenture Section 1.04.)

               DURING THE
               12 MONTHS                   REGULAR                                SPECIAL
               BEGINNING                  REDEMPTION                             REDEMPTION
               FEBRUARY 1                   PRICE                                  PRICE
               ----------                 ----------                             ----------
                  2002                      102.74%                                100.00%
                  2003                      102.06                                 100.00
                  2004                      101.37                                 100.00
                  2005                      100.69                                 100.00
                  2006                      100.00                                 100.00

ISSUANCE OF THE 1997 SERIES A BONDS

Under the earnings test provisions for the issuance of bonds set forth in the Prospectus under Issuance of Bonds, about $3.3 billion principal amount of bonds in addition to the 1997 Series A Bonds could have been issued under the Mortgage as of December 31, 1996, assuming an interest rate of 8 1/4%. Of the net amount of additional property certified or available for certification, there will remain approximately $5.0 billion, after the issuance of the 1997 Series A Bonds and this additional property would permit the issuance of ap-proximately $3.0 billion principal amount of bonds in addition to the 1997 Se-ries A Bonds.

                                  UNDERWRITING

Subject to the terms and conditions of the Underwriting Agreement between the Company and the Underwriters named below, the Underwriters have severally agreed to purchase, and the Company has agreed to sell to them, severally, the respective principal amounts of the Bonds set forth below:

                                                                    PRINCIPAL
          UNDERWRITER                                            AMOUNT OF BONDS
          -----------                                            ---------------
          J.P. Morgan Securities Inc. ..........................  $ 97,500,000
          Salomon Brothers Inc..................................    97,500,000
          Oppenheimer & Co., Inc. ..............................     5,000,000
                                                                  ------------
           Total................................................  $200,000,000
                                                                  ============

The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters will be obligated to purchase all of the 1997 Series A Bonds if any are purchased.

The Company has been advised by the Underwriters that the Underwriters propose to offer 1997 Series A Bonds to the public initially at the offering price set forth on the cover page of this Prospectus Supplement and to certain dealers at such price less a concession not in excess of .20% of the principal amount of the Bonds. The Underwriters may allow, and such dealers may reallow, a discount of not in excess of .15% of the principal amount to certain other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

There is currently no trading market for the 1997 Series A Bonds. The Under-writers may, but are not obligated to, make a market in the 1997 Series A Bonds and there can be no assurance that a market for the 1997 Series A Bonds will develop.

The Underwriting Agreement further provides that the Company will indemnify the Underwriters against certain liabilities, including liabilities under the Secu-rities Act of 1933, as amended.

                                 LEGAL OPINIONS

Certain legal matters in connection with the Bonds will be passed upon for the Company by Hunton & Williams, Richmond, Virginia, and, as to West Virginia law, by Jackson & Kelly, Charleston, West Virginia, and for the underwriters, dealers or agents, by McGuire, Woods, Battle & Boothe, L.L.P., Richmond, Virginia, who also performs certain legal services for the Company and its affiliates on other matters.

PROSPECTUS

                      VIRGINIA ELECTRIC AND POWER COMPANY

                       FIRST AND REFUNDING MORTGAGE BONDS

                                --------------

  Virginia Electric and Power Company (the Company) intends to offer from time to time in one or more series, up to $575,000,000 aggregate principal amount of its First and Refunding Mortgage Bonds (the Bonds), at prices and upon terms to be determined at the time each agreement is entered into for the sale of Bonds. This Prospectus will be supplemented by one or more prospectus supplements (each a Prospectus Supplement) that will reflect the agreement(s) entered into by the Company for each sale of Bonds and will set forth the specific designation, aggregate principal amount, maturity, proceeds to the Company, initial public offering price, interest rate, redemption and sinking fund provisions, if any, and other specific terms applicable to the Bonds then being offered and sold.

                                --------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                 --------------

  The Bonds will be sold in accordance with the plan of distribution described in Plan Of Distribution herein.

                                --------------

                  The date of this Prospectus is May 31, 1995

                             AVAILABLE INFORMATION

  THE COMPANY IS SUBJECT TO THE INFORMATION REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934 (THE 1934 ACT) AND, IN ACCORDANCE THEREWITH, FILES REPORTS AND OTHER INFORMATION WITH THE SECURITIES AND EXCHANGE COMMISSION (THE COMMISSION). REPORTS AND OTHER INFORMATION FILED BY THE COMPANY CAN BE INSPECTED AND COPIED AT THE PUBLIC REFERENCE FACILITIES MAINTAINED BY THE COMMISSION AT 450 FIFTH STREET, N.W., ROOM 1024, WASHINGTON, D.C. 20549-1004, AND AT THE FOLLOWING REGIONAL OFFICES: CHICAGO REGIONAL OFFICE, EVERETT NORTHWESTERN ATRIUM CENTER, 500 WEST MADISON STREET, SUITE 1400, CHICAGO, ILLINOIS 60661; AND NEW YORK REGIONAL OFFICE, 7 WORLD TRADE CENTER, 13TH FLOOR, NEW YORK, NEW YORK 10048. COPIES OF SUCH MATERIAL ALSO CAN BE OBTAINED FROM THE PUBLIC REFERENCE SECTION OF THE COMMISSION AT 450 FIFTH STREET, N.W., WASHINGTON, D.C. 20549-1004, AT PRESCRIBED RATES. CERTAIN SECURITIES OF THE COMPANY ARE LISTED ON THE NEW YORK STOCK EXCHANGE. REPORTS AND OTHER INFORMATION CONCERNING THE COMPANY CAN BE INSPECTED AT THE OFFICE OF THE NEW YORK STOCK EXCHANGE, ROOM 401, 20 BROAD STREET, NEW YORK, NEW YORK 10005.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The following documents filed with the Commission pursuant to the 1934 Act, are hereby incorporated in this Prospectus by reference:

  1. The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1994.

  2. The Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1995.

  3. The Company's Current Reports on Form 8-K, dated February 21, 1995, March 22, 1995 and April 17, 1995.

  All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the 1934 Act after the date of this Prospectus and prior to the termination of the offering of the Bonds shall be deemed to be incorporated in this Prospectus by reference and to be a part hereof from the date of filing of such documents.

  Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which is deemed to be incorporated by reference herein or in a Prospectus Supplement modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

  The Company hereby undertakes to provide without charge to each person, including any beneficial owner, to whom a copy of the Prospectus has been delivered, upon request of such person, a copy of any or all of the documents referred to above that have been or may be incorporated in this Prospectus by reference, other than exhibits to such documents. Requests for such copies should be directed to Corporate Secretary, Virginia Electric and Power Company, One James River Plaza, P.O. Box 26666, Richmond, Virginia 23261-6666, telephone
(804) 771-3000.

                                  THE COMPANY

  The Company was incorporated in Virginia in 1909, and has its principal office at One James River Plaza, Richmond, Virginia 23219-3932, telephone (804) 771-3000. The Company is a wholly owned subsidiary of Dominion Resources, Inc. (Dominion Resources).

  The Company is a regulated public utility engaged in the generation, purchase, transmission, distribution and sale of electric energy within a 30,000 square mile service area in Virginia and in northeastern North Carolina. It transacts business under the name Virginia Power in Virginia and under the name North Carolina Power in North Carolina. Its Virginia service area comprises about 65% of Virginia's total land area but accounts for over 80% of its population.

                            DESCRIPTION OF THE BONDS

  The following description sets forth certain general terms and provisions of the Bonds to which any Prospectus Supplement will relate. The particular terms of the Bonds offered by any Prospectus Supplement will be described in such Prospectus Supplement.

  The Bonds will constitute one or more new series of the Company's First and Refunding Mortgage Bonds issued under an Indenture dated November 1, 1935, as supplemented and modified by eighty-four supplemental indentures and as to be supplemented by one or more additional supplemental indentures to be entered into in connection with each new series of Bonds. The Indenture and all such supplemental indentures are collectively referred to as the Mortgage. The Mortgage is an Exhibit to the Registration Statement of which this Prospectus is a part. The Trustee under the Mortgage is The Chase Manhattan Bank (National Association) (the Trustee). The Bonds may be transferred or exchanged at the corporate trust office of the Trustee in New York City.

  The statements herein concerning the Bonds and the Mortgage are merely descriptive and do not purport to be complete. They are qualified in their entirety by express reference to the cited Sections and Articles of the Mortgage. Terms defined in the Mortgage are used herein as so defined.

INTEREST AND PAYMENT

  The Bonds will bear interest from their issue date at the rate shown in the Prospectus Supplement relating thereto, payable semi-annually on the interest payment dates shown in said Prospectus Supplement. The Bonds will mature on the date shown in the accompanying Prospectus Supplement. Interest will be paid to the persons in whose names the Bonds are registered at the close of business on the 15th day (whether or not a business day) of the calendar month next preceding the interest payment date, except for defaulted interest and except for unmatured accrued interest on Bonds called for redemption on a date other than an interest payment date. Principal of, premium, if any, and interest on the Bonds are payable at the office or agency of the Trustee in New York City.

  Reference is made to the Prospectus Supplement relating to the particular series of the Bonds offered thereby for the following terms of said series of the Bonds: (i) its specific designation; (ii) the aggregate principal amount;
(iii) the date or dates on which said series will mature; (iv) the rate per annum at which said series will bear interest; (v) if applicable, the date or dates after which and the price or prices at which said series may, pursuant to any optional or mandatory redemption provisions, be redeemed at the option of the Company or of the holder thereof and the other terms and provisions of such optional or mandatory redemption; and (vi) any other special terms.

SECURITY AND PRIORITY

  The Bonds are to be secured, together with all other bonds now or hereafter issued under the Mortgage, by a direct lien on all public utility property now or hereafter owned by the Company but subject to the operation of the release provisions (which in effect permit the disposition of all property in excess of the amount used under the Mortgage). Prior lien debt on after-acquired property may be extended or refunded under the same lien until property is certified under the Mortgage, but not thereafter except upon consent of the holders of 60% in the amount of the bonds issued and outstanding under the Mortgage. (See Sections 4.03 and 4.07.) There are excepted from the lien all cash, securities, accounts receivable, agreements, leases, materials and supplies, automotive equipment, timber, coal and other minerals under the mortgaged land, and certain other assets. (See Preamble to the Indenture, Part VIII and Fourteenth Supplemental Indenture, Part VI.) In case of a merger, consolidation or sale of substantially all of the assets of the Company, the lien may be limited to the system of the Company at that time. (See Sections 8.02, 8.03 and 8.04.)

  The lien of the Mortgage is, subject to due recording and filing, a first lien junior only to (i) statutory liens and equitable priorities for taxes, services, materials and supplies and (ii) pre-existing liens on after-acquired property.

  Other than the security afforded by the lien of the Mortgage and described under the "Description of the Bonds" herein, there are no provisions of the Mortgage which afford holders of the Bonds protection in the event of a highly leveraged transaction involving the Company. However, such a transaction would require regulatory approval, and management of the Company believes such approval would be unlikely in a transaction which would result in the Company having a highly leveraged capital structure.

MAINTENANCE AND IMPROVEMENT FUND

  The terms of the Twenty-Fifth Supplemental Indenture pursuant to which the First and Refunding Mortgage Bonds, Series U were issued, obligate the Company for so long as such bonds remain outstanding to pay the Trustee on April 1 of each year through 1997 the amount, if any, by which 15% of total operating revenues (less (i) the cost of electricity purchased for resale and (ii) rentals paid by the Company for electric properties) from December 31, 1944, to the close of the next preceding calendar year shall exceed the sum of the following credits: (a) expenditures in such period for maintenance and repairs or renewals and replacements and (b) certain miscellaneous credits, including release moneys held by the Trustee at the close of such period and any cash and bonds in the fund at the close of such period, except that, in lieu of paying cash, the Company may use as an additional credit any net amount of additional property or principal amount of retired bonds or refundable debt that the Company has previously certified to the fund or that it may then certify from the balance otherwise available for issuance of bonds. (See Issuance of Bonds below.) No additional credit so used may subsequently be used for other purposes under the Mortgage until replaced by an equal amount of other permitted credits or cash or bonds. The obligation to the fund has been satisfied in the past by the use of cash and additional credits, which credits included the First and Refunding Mortgage Bonds of 1981, Series A, in the aggregate principal amount of $100 million, which were redeemed at 100% of the principal amount thereof with the cash proceeds of released property deposited in the fund. Credits so used may be reinstated by the deposit of cash in the fund in which event such cash may be applied to the redemption of certain series of bonds as to which such a redemption is not prohibited. In addition, cash or bonds in the fund may be withdrawn on the basis of credits later certified or cash may be applied to the retirement of refundable debt. (See Third Supplemental Indenture Section 3.01.) The First and Refunding Mortgage Bonds, Series U mature in 1997, but such bonds are redeemable prior to their maturity at the option of the Company.

MODIFICATION

  With the consent of the holders of 75% in amount of all bonds issued and outstanding under the Indenture (including at least 60% in amount of each affected series), any default may be waived except for a default in the payment of principal or interest at their due dates and the Mortgage may be changed in any way except to extend the due dates of principal or interest or reduce the amount of principal, interest or premium, if any. (See Section 7.24 and Article 14.)

ISSUANCE OF BONDS

  Additional bonds of any series may be issued from time to time without limit in aggregate amount, but not in excess of the amount authorized by the Company's stockholder (presently $5 billion), on the following bases:

    1. Up to 60% of the net amount of additional property certified under
  Section 2.03 and subject to no senior lien except permitted liens and liens securing refundable debt, but only if net earnings (in 12 consecutive months within the 15 next previous months), after depreciation but before income taxes, are at least twice the annual interest charges on all bonds then outstanding or applied for and any indebtedness secured by senior liens. But no more than 20% of total net earnings may be from non-operating income, principally Allowance for Funds Used During Construction, and the aggregate of maintenance and repairs and depreciation shall be not less than 15% of total operating revenues (less

  (i) the cost of electricity purchased for resale and (ii) rentals paid by the Company for electric properties) for such period. Refundable debt may not exceed 60% of the property securing it or 15% of the bonds outstanding or issuable and is deducted from the amount of bonds otherwise issuable. (See Sections 2.02, 2.03, 2.08, 2.09 and 4.16.)

    2. Up to the amount of bonds or refundable debt retired (unless from certain funds). (See Sections 2.02, 2.04, 2.05, 2.08 and 2.09.)

    3. Up to the amount of cash deposited for the purpose, but only if net earnings are as required in 1 above. The cash may be withdrawn in the amount of the bonds issuable as shown in 1 and 2 above, without regard to earnings. This is the only restriction on the disposition of proceeds of additional bonds. (See Sections 2.02, 2.06 and 2.07.)

  The Bonds will be issued on the basis set forth in 1 or 2 above.

RELEASE AND SUBSTITUTION OF SECURITY

  Property may be released upon filing a Credit Certificate or upon depositing cash in the amount of its value (which then may be withdrawn upon filing a Credit Certificate). The Credit Certificate supplies evidence, between formal certifications under Section 2.03, that credits previously established on the basis of property acquisition or bonds or refundable debt retirement have not been exhausted by showing that the retirements not yet certified are less than the balance of such credits that would remain unused after the action then sought (including in such credits the amount of additional property not formally certified and the amount of release moneys, etc., then held by the Trustee). Instead of cash, purchase money bonds or bonds of the United States or any State or a political subdivision thereof may be deposited. Special provisions are made for property and cash subject to senior liens and for refundable debt held in pledge. (See Section 2.09(q), Article 5 and Article 6.)

DEFAULTS AND ACTION BY TRUSTEE

  An event of default includes default in payment of principal of any series of bonds issued under the Mortgage, continuous default for 90 days in payment of interest on any series of such bonds (except that such default need only continue for 30 days in the case of certain series), default for 90 days after notice in the performance of any other covenant in the Mortgage and the occurrence of certain bankruptcy-related events. (See Section 7.01.) During an event of default, the Trustee must use the same degree of care and skill as a prudent man in the conduct of his own affairs. Subject to that standard, a majority in amount of bonds issued under the Mortgage is necessary to require the Trustee to take action, and the Trustee is entitled first to be indemnified to its satisfaction. (See Section 7.20 and Third Supplemental Indenture Sections 7.02 and 7.03.) The Company is required to report annually to the Trustee that it is not in default under the Indenture. (See Third Supplemental Indenture Section 6.03.)

LISTING

  The Bonds will not be listed on any national or regional securities exchange.

                              PLAN OF DISTRIBUTION

  The Company may sell the Bonds (a) through underwriters or dealers, (b) directly to a limited number of purchasers or to a single purchaser or (c) through agents. The Prospectus Supplement with respect to each series of the Bonds will set forth the terms of the offering of such series, including the name or names of any underwriters, dealers or agents acting in connection with the offering of said series, the initial public offering price or purchase price from the Company, any terms or provisions for delayed delivery of such Bonds, the proceeds to the Company, any discounts and other items constituting underwriters', dealers' or agents' compensation and discounts or concessions to be allowed or reallowed or paid to dealers. The initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers with respect to any series of the Bonds may be changed from time to time.

  If underwriters are used in the sale of any series of the Bonds, such series will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed offering price determined at the time of sale. Such series may be offered to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more underwriters. Underwriters, if any, with respect to each series of the Bonds will be named in the Prospectus Supplement relating thereto and, if any underwriting syndicate is used, the managing underwriters will be named on the cover page of such Prospectus Supplement. Unless otherwise set forth in such Prospectus Supplement, the obligations of underwriters to purchase any series of the Bonds will be subject to certain conditions precedent and the underwriters will be obligated to purchase all the Bonds of such series if any are purchased.

  If any series of the Bonds is sold through one or more agents designated by the Company from time to time, each agent involved in the offer or sale of such series will be named, and any commissions payable by the Company to each such agent will be set forth, in the Prospectus Supplement relating thereto. Unless otherwise indicated in such Prospectus Supplement, each such agent will be acting on a best efforts basis for the period of its appointment.

  The Company may agree to indemnify the underwriters or agents named in a Prospectus Supplement against certain liabilities, including liabilities under the Securities Act of 1933.

                                USE OF PROCEEDS

  The net proceeds from the issuance and sale of the Bonds will be used to meet a portion of the Company's capital requirements. Such requirements consist principally of construction, upgrading and maintenance expenditures and refunding of outstanding securities. Reference is made to the applicable Prospectus Supplement for the use of the net proceeds from the sale of a particular series of Bonds. Pending use by the Company, the net proceeds from the sale of the Bonds will be invested by the Company.

                       RATIO OF EARNINGS TO FIXED CHARGES

  In the ratio of earnings to fixed charges, earnings are determined by adding taxes on income and fixed charges to Net Income. Fixed charges consist of interest charges (without reduction for Allowance for Funds Used During Construction) on long-term and short-term debt, and such portion of rentals as is representative of the interest factor. These earnings are then divided by total fixed charges.

                                              12 MONTHS
                                                ENDED            YEARS
                                              MARCH 31, ------------------------
                                                1995    1994 1993 1992 1991 1990
                                              --------- ---- ---- ---- ---- ----
Ratio of earnings to fixed charges...........   3.08    3.19 3.36 3.02 2.93 2.69

                                    EXPERTS

  The financial statements in the Company's Annual Report on Form 10-K filed with the Commission, which is incorporated in this Prospectus by reference, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report included in such Form 10-K. Such financial statements have been so incorporated in reliance upon the report of Deloitte & Touche LLP, also incorporated herein by reference, which report is given upon their authority as experts in accounting and auditing.

  Legal conclusions relating to the Company's franchises and title to its properties in the Company's Annual Report on Form 10-K and legal conclusions under Description Of The Bonds, including limitations upon the Company's issuance of bonds, herein have been reviewed by Hunton & Williams,

Richmond, Virginia, except that, insofar as matters relating to title to properties are governed by the laws of West Virginia, they have been reviewed by Jackson & Kelly, Charleston, West Virginia. The statements are included on the authority of such firms, respectively, as experts.

                                 LEGAL OPINIONS

  Certain legal matters in connection with the Bonds will be passed upon for the Company by Hunton & Williams, Richmond, Virginia, and, as to West Virginia law, by Jackson & Kelly, Charleston, West Virginia, and for any underwriters, dealers or agents, by McGuire, Woods, Battle & Boothe, L.L.P., Richmond, Virginia, which also performs certain legal services for Dominion Resources and its affiliates on other matters.